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                                                                     May 4, 1998

Dear Stockholder:

    U.S. Office Products Company is offering to purchase 37,037,037 shares of its common stock (including shares that may be issued upon exercise of stock options) at a price of $27 per share. This offer is part of a comprehensive restructuring plan approved by your Board of Directors. The restructuring plan includes the creation by U.S. Office Products of four companies that will own and operate U.S. Office Products' current corporate travel, educational supplies, print management, and technology solutions businesses and the distribution to U.S. Office Products' stockholders of shares of those companies. It also involves an investment in U.S. Office Products by an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc., a private investment firm.

    The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the offer.

    This offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, June 1, 1998.

    Neither U.S. Office Products nor its Board of Directors makes any recommendation to holders whether to tender all or any shares. U.S. Office Products' directors and executive officers, except for me, intend to tender shares in the offer.

                                          Very truly yours,

                                          Thomas Morgan

                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             CORPORATE HEADQUARTERS

1025 Thomas Jefferson Street, NW - Suite 600 East - Washington, DC 20007 - (202)
                         339-6700 - Fax: (202) 339-6755